CARTICA ACQUISITION CORP

1775 I Street NW, Suite 910

Washington, D.C. 20006

VIA EDGAR

December 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Lamparski and Lilyanna Peyser

Re:	Cartica Acquisition Corp
Registration Statement on Form S-1
Filed November 16, 2021
File No. 333-261094

Dear Mr. Lamparski and Ms. Peyser:

Cartica Acquisition Corp (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 7, 2021, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed November 16, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which we are filing with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 Filed November 16, 2021

Cover Page

1.	We note the disclosure on the cover page regarding the ability to extend the time period to complete the initial business combination under either of the two, three-month extension periods. Please revise your cover page to disclose that public shareholders will not be entitled to vote or redeem their shares in connection with these extension periods.

In response to this comment, we have revised the prospectus cover page and pages 16 and F-9 of Amendment No. 1 to clarify that public shareholders will not be entitled to vote or redeem their shares in connection with these extension periods.

2.	Please revise the cover page to state that the company may be considered a controlled company after the offering.

In response to this comment, we have revised the prospectus cover page of Amendment No. 1 to clarify that, after the offering, the Company may be considered a controlled company under the Nasdaq listing rules.

U.S. Securities and Exchange Commission

Attn: Nicholas Lamparski and Lilyanna Peyser

Re: Cartica Acquisition Corp

Registration Statement on Form S-1

December 8, 2021

Summary

Expressions of Interest, page 14

3.	We note that you have received indications of interest from your anchor investors to purchase up to an aggregate of 9.9% of the units in this offering. However, your disclosure on page 14 indicates that the anchor investors could ultimately determine to purchase more than an aggregate of 9.9% of the units in the offering. Please clarify whether there is a cap on the maximum amount of units that the anchor investors can purchase in this offering, and if so, please disclose the cap.

In response to this comment, we have revised the prospectus cover page and pages 16 and F-18 of Amendment No. 1 to clarify that anchor investors may purchase “fewer or no units”, but not more.

Ability to extend time to complete business combination, page 14

4.	We note your disclosure that your sponsor may extend the period of time to consummate the initial business combination up to two times, subject to the sponsor depositing into the trust account additional funds of $2,000,000 for each of the available three-month extensions, for a total payment of up to $4,000,000. We also note your disclosure that any such payments would be made in the form of non-interest bearing loans, and that if you do not complete a business combination, you will repay such loans only from funds held outside of the trust account. However, it does not appear from your disclosure in your Use of Proceeds section that funds would be available outside of the trust account to cover the payment of such loans. Please revise to address any related potential conflicts of interest, such as with respect to identifying and selecting a target business combination.

In response to this comment, we have revised page 17 of Amendment No. 1 to remove the sentence that suggests that such loans could and may be repaid in the event that we do not complete a business combination. There is no expectation that, in any such circumstance, any of such loans would be repaid.

Principal Shareholders, page 124

5.	Please revise footnote (2) to the beneficial ownership table to disclose the collective percentage ownership that will be owned by the anchor investors assuming they purchase the full amount that may be allocated to them.

In response to this comment, we have revised page 141 of Amendment No. 1 to expand footnote (2) to the Principal Shareholders table to disclose the collective percentage ownership that will be owned by the anchor investors assuming they purchase the full amount in which they have expressed interest.

General

6.	We note that your revised form of amended and restated memorandum and articles of association includes an exception to the requirement that the company not redeem public shares that would cause the company's net tangible assets to be less than $5,000,001. Please provide us with your legal analysis as to why it is appropriate to permit this exception to the requirement that you have net tangible assets of at least $5,000,001. Please tell us what other risk factors you propose to include in the prospectus if you include this exception, such as it resulting in increased risks that your stock will be delisted, you will have to comply with Rule 419, and you will become a less attractive potential merger partner in a competitive market for merger targets, as well as the risks associated with such an exception being an unusual inclusion in a SPAC's constituent documents.

In response to this comment, we have revised the amended and restated memorandum and articles of association in four places (in sections 157(b), 160, 162 and 163(b)), and have thereby removed the exception.

U.S. Securities and Exchange Commission

Attn: Nicholas Lamparski and Lilyanna Peyser

Re: Cartica Acquisition Corp

Registration Statement on Form S-1

December 8, 2021

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard Baumann, Esq., of Ellenoff Grossman & Schole LLP, at 917-882-2727 (mobile), rbaumann@egsllp.com or 212-370-1300 (office reception).

Very truly yours,

Cartica Acquisition Corp

By:	/s/ Sanjeev Goel
Name:	Sanjeev Goel
Title:	Chief Executive Officer

cc:	Richard Baumann,
Ellenoff Grossman & Schole LLP